UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35422 / December 17, 2024

In the Matter of

WILLOW TREE CAPITAL CORPORATION
WILLOW TREE CAPITAL CORP ADVISORS LLC
WILLOW TREE CREDIT PARTNERS LP
WILLOW TREE FUND I (OFFSHORE), LP
WILLOW TREE FUND I, LP
WILLOW TREE FUND II (OFFSHORE), LP
WILLOW TREE FUND II, LP
WILLOW TREE CREDIT PARTNERS SBIC MANAGEMENT LP
WILLOW TREE CREDIT PARTNERS SBIC, LP
WILLOW TREE CLO I LLC
WILLOW TREE CLO II LLC

450 Park Avenue, 29th Floor
New York, NY 10022

(812-15536)

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ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Willow Tree Capital Corporation, et al. filed an application on December 21, 2023, and amendments to the application on April 3, 2024, August 6, 2024, October 9, 2024, and November 15, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On November 21, 2024, a notice of the filing of the application was issued (Investment Company Act Release No. 35397). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Willow Tree Capital Corporation, et al. (File No. 812-15536) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.